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SECURITIE[...]SION

02018017

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27250

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/01_____ AND ENDING _____12/31/01_____
                          MM/DD/YY   MM/DD/YY

RECEIVED FEB 27 2002 143

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: MML INVESTORS SERVICES, INC.

OFFICIAL USE ONLY

_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1414 Main Street
(No. and Street)

Springfield	MA	01144-1013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James T. Bagley   413-737-8400
                                                                   (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

200 Berkeley Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (7-00)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number



OATH OR AFFIRMATION

I, _____James T. Bagley_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of _____MML Investors Services, Inc._____, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Financial Officer and Treasurer
_____

_____
Notary Public

LYNN A. SZATROWSKI
NOTARY PUBLIC
My commission exp. Sept. 30, 2005

This report contains (check all applicable boxes):

- (x) (a)   Facing Page.
- (x) (b)   Statement of Financial Condition.
- (x) (c)   Statement of Income (Loss).
- (x) (d)   Statement of Changes in Financial Condition.
- (x) (e)   Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ( ) (f)   Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (x) (g)   Computation of Net Capital.
- ( ) (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ( ) (i)   Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ( ) (j)   A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ( ) (k)   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- (x) (l)   An Oath or Affirmation.
- ( ) (m)   A Copy of the SIPC Supplemental Report.
- ( ) (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MML INVESTORS SERVICES, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
MML Investors Services, Inc. and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of MML Investors Services, Inc. and subsidiaries (the "Company") as of December 31, 2001, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the year then ended, included in the Table of Contents, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of MML Investors Services, Inc. and subsidiaries at December 31, 2001, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The following supplemental schedule of the Company as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic consolidated financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	12

Such schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 8, 2002

Deloitte
Touche
Tohmatsu

MML INVESTORS SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$16,834,648
Cash segregated under federal regulations	4,355,761
Receivables from brokers or dealers	10,035,366
Other receivables	1,324,924
Receivables from customers	963,740
Prepaid expenses	165,780
Investments:	
Marketable, at market value (cost, $36,257,505)	29,948,395
Not readily marketable, at estimated fair value (cost, $128,616)	128,616
Fixed assets (net of $7,044,319 of accumulated depreciation)	4,756,653
Deferred tax asset	2,670,630
TOTAL ASSETS	**$71,184,513**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Payables to brokers or dealers	$ 2,013,158
Drafts payable	6,952,470
Commissions payable	9,399,488
Accounts payable and accrued expenses	8,155,613
Income taxes payable	124,264
Deferred taxes payable	56,527
Total liabilities	26,701,520
SHAREHOLDERS' EQUITY:	
Common stock, $1 par value, 300,000 shares authorized;	
4,891 shares issued and outstanding	4,891
Additional paid-in capital	31,620,531
Retained earnings	12,857,571
Total shareholders' equity	44,482,993
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$71,184,513**

See notes to consolidated financial statements.

MML INVESTORS SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Commissions	$191,813,617
Trail commissions	32,961,693
Investment loss	(2,396,290)
Other income	2,982,707
Total revenues	225,361,727
EXPENSES:	
Commissions	200,190,327
Salaries and fringe benefits	8,132,719
Management fees	8,559,002
Office operating expenses	4,201,682
Depreciation and amortization	2,074,859
Other expenses	2,161,517
Total expenses	225,320,106
INCOME BEFORE INCOME TAXES	41,621
INCOME TAX BENEFIT	30,657
NET INCOME	$ 72,278

See notes to consolidated financial statements.

MML INVESTORS SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholders' Equity
BALANCE, JANUARY 1, 2001	$4,891	$31,620,531	$12,785,293	$44,410,715
Net income	-	-	72,278	72,278
BALANCE, DECEMBER 31, 2001	$4,891	$31,620,531	$12,857,571	$44,482,993

See notes to consolidated financial statements.

MML INVESTORS SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 72,278
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	2,074,859
Increase in unrealized depreciation from investment account	2,396,290
Change in deferred taxes, net	(762,281)
Changes in assets and liabilities:	
Increase in cash segregated under federal regulations	(3,056,287)
Increase in receivables from brokers or dealers	(1,812,482)
Increase in receivable from customer	(623,319)
Decrease in other receivables	404,931
Decrease in prepaid expenses	325,130
Increase in payable to brokers or dealers	1,516,405
Decrease in drafts payable	(1,088,447)
Increase in commissions payable	2,572,492
Increase in accounts payable	4,812,545
Decrease in accrued taxes payable	(74,064)
Total adjustments	6,685,772
Net cash provided by operating activities	6,758,050
CASH FLOWS FROM INVESTING ACTIVITIES:	
Capital expenditures	(3,265,106)
Disposal of fixed assets	15,882
Purchases of investment securities	(425,910)
Net cash used for investing activities	(3,675,134)
NET INCREASE IN CASH AND CASH EQUIVALENTS	3,082,916
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	13,751,732
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 16,834,648
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION – Cash paid during the year for income taxes	$ 805,012

See notes to consolidated financial statements.

MML INVESTORS SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001

1. ORGANIZATION

   MML Investors Services, Inc. – MML Investors Services, Inc. ("MMLISI") was organized as a Massachusetts corporation on December 31, 1981 for the purpose of doing business as a broker-dealer in securities. MMLISI offers a wide variety of quality investment products and services through Massachusetts Mutual Life Insurance Company ("MassMutual") agents, the majority of which is the sale of mutual funds. MMLISI is registered as a broker-dealer and investment advisor with the Securities and Exchange Commission ("SEC"), is a member of the National Association of Securities Dealers, Inc. ("NASD"), and is licensed as a broker-dealer in all 50 states, Puerto Rico and the District of Columbia. MMLISI is the parent corporation of MML Insurance Agency, Inc. ("MMLIAI") and MML Securities Corporation ("MMLSC"). MMLISI, MMLIAI, and MMLSC are collectively referred to as the "Company."

   MMLIAI was organized as a Massachusetts corporation on December 17, 1990 for the purpose of doing business as an insurance brokerage agency. MMLIAI conducts business in all 50 states and the District of Columbia. MMLIAI enables MassMutual agents to sell non-MassMutual insurance products for a niche market or for special client needs.

   MMLSC was organized as a Massachusetts security corporation on October 2, 1992 for the purpose of holding the investment portfolio of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Principles of Consolidation – The consolidated financial statements include the accounts of MMLISI and its wholly owned subsidiaries, MMLIAI and MMLSC, after elimination of intercompany balances and transactions.

   The following is a summary of certain financial information of the Company's consolidated wholly owned subsidiaries:

December 31, 2001	MMLIAI	MMLSC	Total
Total assets	$2,254,230	$32,906,749	$35,160,979
Shareholders' equity	1,944,277	32,406,447	34,350,724

   The shareholders' equity of MMLIAI and MMLSC is included as capital in the consolidated computation of the Company's net capital since the assets of the wholly owned subsidiaries are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by SEC Rule 15c3-1.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents – The Company considers any investment with an original maturity of three months or less to be a cash equivalent. The Company maintains its cash and some of its cash equivalents in bank deposit accounts which may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company also maintains some of the cash equivalents in a money market fund managed by a related party (see Note 3). At December 31, 2001, cash equivalents included collateralized, overnight, reverse repurchase agreements of $15,810,533. The amount is treated as a nonallowable asset for net capital purposes pursuant to SEC Rule 15c3-1 because the collateral is not in the possession or control of the Company. Cash segregated under federal regulations includes funds held in separate bank accounts for the exclusive benefit of MMLISI customers, in accordance with the regulations of the SEC.

Investments – Investments in marketable securities are carried at market and are recorded on a trade-date basis. Market value is determined using quoted share values. Cost is determined on the specific-identification method. Realized gains (losses), calculated on the first-in, first-out basis, are included in income. The increase or decrease in unrealized appreciation or depreciation resulting from changes in the market value of investments is also included in income. Investments in nonreadily marketable securities are carried at cost, which approximates estimated fair value. Investments consist of common shares of a NASDAQ private placement and in the Depository Trust & Clearing Corporation.

Investment Income – Interest income is recorded on an accrual basis. Dividends and other mutual fund distributions are recorded on the ex-dividend date.

Fixed Assets and Leasehold Improvements – Fixed assets are recorded at cost. Major replacements and betterments are capitalized. Maintenance and repairs are charged to earnings as incurred. Costs of assets sold or retired and the related amounts of accumulated depreciation are eliminated from the accounts in the year of disposal, with the resulting gain or loss included in earnings. Depreciation is calculated based on the estimated useful lives of the respective assets using the straight-line method for financial reporting purposes.

Revenue and Expense – Commission revenue and related expenses are recorded on the trade date. Distribution fees and expenses are recorded on an accrual basis.

Income Taxes – The Company provides income taxes based upon income as reported in the consolidated statement of income and provides for deferred taxes based on temporary differences between the tax basis and financial reporting basis of assets and liabilities. The income tax benefit differs from the statutory rate due to the dividends received deduction and other permanent differences. The Company files federal taxes on a consolidated level with MassMutual Life Insurance Company and subsidiaries. The Company files a combined tax return in Massachusetts and Connecticut with other MassMutual companies licensed to do business in those states. The Company files individually in all other states in which it is registered to conduct business.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments – Financial instruments, which include cash and cash equivalents, receivables and payables, approximate their fair values because of the short maturities of these assets and liabilities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements – The Company has evaluated the provisions of Statement of Financial Accounting Standards ("SFAS") No.140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years after December 15, 2000. The adoption of SFAS No. 140 had no impact on the Company's financial condition, results of operations or cash flows.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations." The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. SFAS No. 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. The Company believes that the adoption of SFAS No. 141 will have no impact on its financial condition, results of operations or cash flows.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. The Company believes that the adoption of SFAS No. 142 will have no impact on its financial condition, results of operations or cash flows.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," effective for fiscal years beginning after June 15, 2002. The Company believes that the adoption of SFAS No. 143 will have no impact on its financial condition, results of operations or cash flows.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective for fiscal years beginning after December 15, 2001. The Company believes that the adoption of SFAS No. 144 will have no impact on its financial condition, results of operations or cash flows.

3. RELATED-PARTY TRANSACTIONS AND AGREEMENTS

Through distribution agreements, MMLISI was the principal and co-underwriter of certain variable life insurance policies and variable annuity contracts issued by MassMutual, MML Bay State Life Insurance Company ("MML Baystate"), a wholly owned subsidiary of MassMutual, and C.M. Life Insurance Company ("C.M. Life"), a wholly owned subsidiary of MassMutual, for the year ended December 31, 2001. In addition, MMLISI was the subdistributor of the MassMutual Institutional Funds for the year ended December 31, 2001. OppenheimerFunds Distributors, Inc., a subsidiary of OppenheimerFunds, Inc. ("OFI"), was the general distributor. OFI is owned by Oppenheimer Acquisition Corporation, which is a controlled subsidiary of MassMutual. MassMutual agents who are MMLISI registered representatives sell these policies, contracts and institutional funds for which they receive commissions. For the year ended December 31, 2001, MMLISI has recognized $76,382,919 of commission revenue and expense from MassMutual, MML Baystate and C.M. Life.

MMLISI has a selling agreement with OFI, previously named Oppenheimer Management Corporation, for the distribution of the OppenheimerFunds. Under the terms of the selling agreement, MMLISI earned approximately $27,000,000 in commissions and service fees from OFI. The commissions are paid in accordance with the terms of the prospectuses of the individual funds.

3. RELATED-PARTY TRANSACTIONS AND AGREEMENTS (CONTINUED)

Pursuant to its service agreements with MassMutual, MML Bay State and C.M. Life, MMLISI is paid for expenses incurred in marketing and selling the policies, contracts and institutional funds. For the year ended December 31, 2001, $1,097,000 in underwriting fees was earned by MMLISI collectively from MassMutual, MML Bay State and C.M. Life.

As of December 31, 2001, the Company owned 432,913 Class A shares of the Oppenheimer Value Fund, 863,336 Class A shares of the Oppenheimer Total Return Fund, 327,649 Class A shares of the Oppenheimer Main Street Growth & Income Fund, 699,615 Class A shares of the Oppenheimer Strategic Income Fund, and 196,912 Class A shares of the Oppenheimer Cash Reserves (included in cash and cash equivalents), managed by OFI, with an aggregate market value of $30,145,307. During 2001, the Company received $365,787 in dividends and distributions from these investments.

The Company has a service agreement with MassMutual which provides for the performance by MassMutual of certain services for the Company including, but not limited to, data processing, benefit plan administration, payroll, legal, compliance, licensing, and other general corporate services. Under the service agreement, the Company pays a management fee equal to MassMutual's allocated costs for providing such services to the Company. The management fee for the year ended December 31, 2001 amounted to $8,559,002, of which $6,241,295 is recorded as a payable at December 31, 2001.

4. SPECIAL ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS OF MML INVESTORS SERVICES, INC.

The provisions of the SEC's Rule 15c3-3, Customer Protection – Reserves and Custody of Securities, are not applicable to the Company because MMLISI has complied with the exemptive provisions under Section (k)(2)(i) of that rule. As required by the exemptive provisions, MMLISI maintains separate bank accounts designated as "Special Account for the Exclusive Benefit of Customers of MML Investors Services, Inc." As of December 31, 2001, the balances in these accounts totaled $4,355,761 and is included in cash segregated under federal regulations.

5. OPERATING LEASES

Under operating leases with remaining noncancellable terms in excess of one year at December 31, 2001, aggregate annual rentals for office space and equipment are approximately as listed below.

Year Ended December 31

2002	$ 659,263
2003	623,334
2004	631,948
2005	628,200
2006	223,247
Total	$2,765,992

Rent expense for the year amounted to $580,572.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital of $14,303,336, which was $12,990,501 in excess of its required net capital of $1,312,835. The Company's ratio of aggregate indebtedness to net capital was 1.38 to 1.

7. BROKER'S BOND

The Company carries a broker's blanket fidelity bond in the amount of $2,000,000. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $100,000,000.

8. EMPLOYEE BENEFITS

The Company's employees are covered by MassMutual's employees' pension plan, thrift plan, group life insurance plan and group health insurance plan, which provide benefits for certain of its active employees.

MassMutual provides certain life and health insurance benefits to retired employees through group insurance contracts. Substantially all of the Company's employees may become eligible for these benefits if they reach retirement age while working for the Company.

Defined Benefit Pension Plan – Certain of the Company's employees are covered by MassMutual's noncontributory, defined benefit pension plan (the "Plan"). Benefits are based upon the employees' years of service, compensation during the last five years of employment, and estimated social security retirement benefits.

MassMutual accounts for the Plan in accordance with FASB Statement No. 87. The Company reimbursed MassMutual $184,933 in 2001 for the current service costs related to the Company's employees covered by the Plan. On June 1, 1999, MassMutual converted its two, noncontributory, defined benefit plans into a cash balance pension plan. The cash balance pension plan covers substantially all of its employees. Benefits are expressed as an account balance that is increased with pay credits and interest credits. Prior to June 1, 1999, MassMutual offered two, noncontributory, defined benefit plans covering substantially all of its employees. One plan included active employees and retirees previously employed by Connecticut Mutual Life Insurance Company, which merged with MassMutual in 1996; the other plan included all other eligible employees and retirees. Benefits were based on the employees' years of service, compensation during the last five years of employment, and estimated social security retirement benefits.

Postretirement Benefits – The Company offers, to all of its employees, certain additional post-retirement benefits including life and health insurance through its participation in a plan provided by MassMutual. For 2001, MassMutual informed the Company that there would be no charge for this plan.

- 10 -

9. INCOME TAXES

The deferred tax asset is composed of the following at December 31, 2001:

Temporary difference:	
Unrealized loss on investments	$2,262,321
Fixed assets, net	160,908
Accrued vacation	69,647
Deferred rent	97,637
Postretirement benefit	17,883
Other	5,707
Net deferred tax asset	$2,614,103
Income tax expense (benefit):	
Current expense:	
Federal	$ 613,108
State	117,840
Total current expense	730,948
Deferred (benefit) expense:	
Federal	(752,506)
State	(9,099)
Total current benefit	(761,605)
Income tax benefit	$ (30,657)

* * * * * *

- 11 -

MML INVESTORS SERVICES, INC. AND SUBSIDIARIES

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

TOTAL SHAREHOLDERS' EQUITY	$44,482,993
LESS NONALLOWABLE ASSETS, HAIRCUTS AND OTHER CHARGES AGAINST CAPITAL:	
Reverse repurchase agreements	15,810,533
Haircuts on security positions	4,496,197
Securities not readily marketable	128,616
Fixed assets, net	4,756,653
Other receivables	999,998
Receivables from brokers and dealers	826,139
Prepaid expenses	165,780
Deferred tax assets	2,670,630
Other assets	325,111
Net capital	14,303,336
MINIMUM NET CAPITAL REQUIRED TO BE MAINTAINED (GREATER OF $250,000 OR 6-2/3% OF AGGREGATE INDEBTEDNESS OF $19,692,523)	(1,312,835)
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENTS	$ 12,990,501

RECONCILIATION OF NET CAPITAL PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5 – There are no material differences between the computation of net capital as stated above and the corresponding computation prepared by and included in the Company's unaudited Part II A Focus Report as filed.

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.us.deloitte.com

**Deloitte
& Touche**

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholders of
  MML Investors Services, Inc. and Subsidiaries:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of MML Investors Services, Inc. and subsidiaries (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Deloitte
Touche
Tohmatsu

- 13 -

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal controls, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 8, 2002

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MML Investors Services, Inc. and Subsidiaries
(SEC File Number 8-27250)

Independent Auditors' Report and
Supplemental Report on Internal Control

Consolidated Financial Statements
Year Ended December 31, 2001
Supplemental Schedule
Year Ended December 31, 2001

Filed pursuant to Rule 17a-5(e)(3) as a public document.